UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 93

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Annual General Meeting

On July 31, 2024, Sono Group N.V. (the “Company”) held its annual general meeting of shareholders (the “AGM”). The table attached hereto as Exhibit 99.1 contains tabulations of the votes cast at the AGM.

Among other things, at the AGM, shareholders approved the re-appointment of (i) Mr. David Dodge and Mr. Christopher Schreiber as members of the Company’s supervisory board for a period until the end of the annual general meeting of the Company to be held in 2026 and (ii) Mr. George O’Leary as a member of the Company’s management board for a period until the end of the annual general meeting of the Company to be held in 2026.

In addition, shareholders approved the appointment of Grassi & Co. as external auditor for the Company’s Annual Report on Form 20-F for the financial year 2023 and for the financial year 2024 in relation to the annual report to be filed with Securities and Exchange Commission.

Incorporation by Reference

The information contained in this report on Form 6-K, including the document attached as Exhibit 99.1 to this report on Form 6-K, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261241), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

99.1	Tabulations of the votes cast at the Company’s annual general meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By:	/s/ George O’Leary
	Name:	George O’Leary
	Title:	Managing Director

Date: August 2, 2024